
HYDROGENICS
Power to Gas
e·on



VATTENFALL

Q2 2016 Earnings Presentation
August 3, 2016

HYDROGENICS
SHIFT **POWER** | **ENERGIZE** YOUR WORLD

Safe Harbor Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Q2 2016 Highlights

- Strong bookings of $16.2M -- including first substantial order from China
  - Total backlog once again over $100M
- Gross margins above 22% YTD, up nearly 800 basis points year-over-year
- Making excellent progress on major programs
- Working to finalize south Korean Hydrogen Power Plant with Kolon
- Doubled facility capacity through new lease on an adjacent property in Canada to support growth




HYDROGENICS
HYDROGENICS

Application: Continuous Clean Power

- 1MW pilot plant has run more than 5,000 hours – performance has exceeded expectations
- Large-scale application has been in planning for nine months
- Five partners must agree on the allocation of cost, risk and benefit
- Operation planning horizon of 20 years brings risk management complexity – now under review with renewable insurance parties
- First time application of insurance for a PEM Fuel Cell application of this type




KOLON | HYDROGENICS

Application: Energy Storage

- Latest win – €4.3M in Thailand
- Critical reference sites performing well with high visitor traffic
- $80M pipeline of qualified leads continues to mature
- Power-to-Gas for renewable refinery hydrogen feedstock remains a focus – supported by EU renewable hydrogen policy and fuel quality directive
- HYGS technology provides substantial advantage for modular scale up – 2MW Enbridge venture will feature unique building block platform
- Awaiting feedback on Kurion opportunity in Japan and collaborating on other opportunities



Application: Fuel Cell Mobility

- Four Certified Integrator Agreements in China supporting significant demand for product
    - $15M of firm orders already in hand, above expectations
    - Some partners making better progress than others
    - Market opportunity remains vast
- Alstom Rail project on track for first train mounted deliveries later this year
- Awaiting response on proposals filed for significant projects in California

CELERITY


CELERITY






burbankbus

Major Program Progress

Program Area	Lead Customer	Status	Value
Stationary MW Power	Kolon	1MW meeting targets 50MW in late stage negotiation	>$100M Pending
Hydrogen Rail	Alstom Transport	Program on schedule Next vehicle integrated proto in 2016	>$50M Booked
Detritiation	Kurion	First Pilot complete and successful Further sites planned	TBD
Propulsion	Confidential	Program reactivated after design approval Proto and first commercial builds	$30M Firm $60M Pend
Power to Gas	EON Enbridge	2 Sites operating – more planned First Canadian facility in build for 2016	$20M deliv $80M Pipeline
Mobility	4 CIP* China	First proto builds under dev	>$15M
Automotive	4 Confidential 2 OEM 2 Disruptors Fueling	New early stage technology development support and vehicle integration Vehicle supply driving interest	TBD

Certified Integrator Program Partners

Q2 Revenue

Three months ended June 30, 2016



Revenue
$M
12.0
8.0
4.0
0.0
7.4
25%
9.2
Power Systems
On Site Generation
2015
2016



Revenue by Business Unit
$M
8
6
4
2
0
7.7
4.5
2.9
1.5
2015
2016
OnSite Generation
Power Systems

Notes

Revenue of $9.2 million in the quarter, a 25% increase year-over-year, reflecting a greater number of orders shipped within the OnSite Generation segment, partially offset by a decrease of $1.4 million in the Power Systems segment as a result of delivery timing for certain long-term projects.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

YTD Revenue

Six months ended June 30, 2016


Revenue
$M
16.0
12.0
8.0
4.0
0.0
14.9
9%
13.5
Power Systems
On Site Generation
2015
2016


Revenue by Business Unit
$M
10
8
6
4
2
0
7.8
9.4
7.1
4.1
2015
2016
OnSite Generation
Power Systems

Notes

Revenue of $13.5 million YTD, a 9% decrease year-over-year, primarily due to lower revenue in the Power Systems segment versus in 2015, when the Company delivered a large project to Germany.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

Q2 Gross Margin

Three months ended June 30, 2016

Gross Margin


%
40.0
30.0
20.0
10.0
-
5.6 Percentage Points
14.1
19.8
2015
2016
Power Systems
OnSite Generation

Gross Margin By Business Unit


%
30
25
20
15
10
5
0
14.5
18.7
13.6
25.3
OnSite Generation
Power Sytems

Notes

Gross margin was 19.8% of revenue for the quarter, versus 14.1% in the prior-year period. The improvement was due to product mix as well as higher absorption of indirect overhead costs as a result of the increase in revenue.

HYDROGENICS
SHIFT POWER | ENERGIZE YOUR WORLD

YTD Gross Margin

Six months ended June 30, 2016



Gross Margin
%
40.0
30.0
20.0
10.0
-
14.7
22.4
7.7 Percentage Points
2015
2016
Power Systems
OnSite Generation



Gross Margin By Business Unit
%
40
35
30
25
20
15
10
5
0
11.9
16.4
17.9
36.1
OnSite Generation
Power Sytems

Notes

Gross margin improved to 22.4% of revenue for the six months ended June 30, 2016, versus 14.7% in the prior-year period, reflecting improved overhead absorption of indirect costs in the OnSite Generation segment as well as improved mix within the Power Systems segment.

Q2 Results

(in $ millions)

	Three months ended Jun. 30		Change	
	2016	2015	$	%
Revenue	$ 9.2	$ 7.4	1.8	25%
Gross Profit	1.8	1.0	0.8	75%
Gross Margin %	*19.8%*	*14.1%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	2.8	2.3	0.6	26%
Research and product development	1.4	1.0	0.4	39%
Adjusted EBITDA	$ (2.4)	$ (2.3)	$ 0.1	5%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results.

YTD Results

(in $ millions)

	Six months ended Jun. 30		Change	
	2016	2015	$	%
Revenue	$ 13.5	$ 14.9	(1.4)	(9)%
Gross Profit	3.0	2.2	0.8	38%
Gross Margin %	*22.4%*	*14.7%*		
Operating Expenses				
Selling, general and administrative (excluding stock-based compensation, amortization and depreciation)	4.8	4.8	-	-%
Research and product development	2.6	2.1	0.5	25%
Adjusted EBITDA	$ (4.4)	$ (4.7)	$ (0.3)	(6)%

Notes

- Adjusted EBITDA is defined as net loss excluding: cash settled long term compensation indexed to share price, share settled stock-based compensation expense, net finance income and expenses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of ongoing operational results.

Order Backlog

As of June 30, 2016

($M)

	Apr. 1/16 Backlog	Orders Received	FX	Orders Delivered	Jun. 30/16 Backlog
OnSite Generation	$ 21.5	$ 2.5	$ (0.3)	$ 7.7	$ 16.0
Power Systems	76.5	13.7	(1.8)	1.5	86.9
Total	$ 98.0	$ 16.2	$ (2.1)	$ 9.2	$ 102.9

Of the above backlog of $102.9 million, we expect to recognize $28.9 million in the following twelve months as revenue. In addition, revenue for the year ending December 31, 2016 will also include orders received and delivered in 2016.

Consolidated Balance Sheet Highlights

($M)

	Jun. 30, 2016	Dec. 31, 2015	Change $	Change %
Cash and cash equivalents and restricted cash	$ 13.1	$ 24.9	(11.8)	(47)%
Trade, other and grants receivable	10.6	10.4	0.2	1%
Inventories	17.5	14.3	3.2	22%
Operating borrowings	-	1.1	(1.1)	(100)%
Trade and other payables	7.9	7.8	0.1	1%
Financial liabilities	8.5	9.0	(0.5)	(6)%

Q2 Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Three months ended June 30, 2016	Three months ended June 30, 2015
Net loss (income)	$ 3.1	$ 3.7
Finance (income) loss, net	(0.4)	(1.1)
Amortization and depreciation	(0.2)	(0.2)
Compensation indexed to share price	0.1	0.1
Stock-based compensation expense	(0.2)	(0.2)
Adjusted EBITDA loss (income)	**$ 2.4**	**$ 2.3**

* Note certain figures have been adjusted for rounding

YTD Reconciliation of Non-IFRS Measures – Adj. EBITDA

($M)

	Six months ended June 30, 2016	Six months ended June 30, 2015
Net loss (income)	$ 5.5	$ 7.1
Finance (income) loss, net	(0.6)	(2.1)
Amortization and depreciation	(0.3)	(0.2)
Compensation indexed to share price	0.1	0.2
Stock-based compensation expense	(0.3)	(0.3)
Adjusted EBITDA loss (income)	**$ 4.4**	**$ 4.7**

* Note certain figures have been adjusted for rounding

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